January 27, 2005

VIA EDGAR CORRESPONDENCE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	ORBIMAGE Inc. Form 10 Amendment No. 3 Filed January 11, 2005 File No. 0-50933

     Dear Mr. Spirgel:

     On behalf of ORBIMAGE Inc. (“we,” “us,” “ORBIMAGE” or the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated January 10, 2005. Commensurate with delivery of the letter, we are filing today Amendment No. 4 to our Form 10 under cover of Form 10/A. References to Form 10/A in this letter are to Amendment No. 3 unless otherwise noted. For your convenience, I have set forth each of the Staff’s comments immediately preceding the Company’s response, and have indicated where we have included additional disclosure as part of our response in the Form 10/A. Under separate cover, we are providing you a blackline copy of the Form 10/A that reflects changes to the Form 10/A filed on January 11, 2005.

General

1.	We note you have not yet complied with Item 601(b)(10) of Regulation S-K regarding material contracts between Orbimage and the U.S. Government. We expect to have additional comments upon the filing of those contracts.

     Response:

     The Company has provided the exhibits in compliance with Item 601(b)(10) of Regulation S-K.

Item 1. Business

Company History, Relationship with Orbital Sciences, page 2

2.	Please revise your Form 10 to disclose the aggregate amounts paid and payable to Orbital Sciences.

     Response:

The Company has amended the disclosure in the Form 10/A requested by the Staff in the Company History: Relationship with Orbital Sciences section of our MD&A on page 3.

Management’s Discussion and Analysis

Capital Structure and Resources, page 28

3.	Please revise your Form 10 to include the information provided in your response to our prior comment no. 11, with respect to the funding of approximately $45 million of future capital expenditures from cash flow generated from Orbimage’s existing business.

     Response:

The Company has amended the disclosure in the Form 10/A requested by the Staff in the Capital Structure and Resources section of our MD&A on page 31.

* * * * *

     If you have any questions or comments with regard to these responses or other matters, please call me at (703) 480-5672, or Bill O’Neill or Blaise Brennan of Latham & Watkins at (202) 637-2275 or (202) 637-2337, respectively.

Very truly yours,

William L. Warren
Vice President, General Counsel and
Secretary

cc:	Terry French, Accountant Branch Chief, Securities and Exchange Commission
Derek Swanson, Staff Attorney, Securities and Exchange Commission
Robert Bartelmes, Senior Financial Analyst, Securities and Exchange Commission
Tony Anzilotti, ORBIMAGE Inc.
Bill O’Neill, Latham & Watkins